2828 North Harwood Street, 15th Floor

Dallas, Texas 75201

November 7, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Cecilia Blye, Chief, Office of Global Security Risk

Re:	MoneyGram International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 2, 2016

File No. 1-31950

Dear Ms. Blye:

MoneyGram International, Inc. (the “Company”) is in receipt of the letter dated October 27, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) containing comments relating to the above-referenced filing (the “Comment Letter”). In the Comment Letter, the Staff requested that the Company respond to the Comment Letter within ten business days or advise the Staff by that time when the Company will provide the requested response.

The Company is diligently working to prepare a response to the Comment Letter. In order to devote appropriate time and resources to consider the Staff’s comments and complete its response, the Company will require an additional ten business days beyond the ten business days referred to in the Comment Letter. Accordingly, the Company expects to provide its responses to the Comment Letter on or before November 25, 2016.

If you have any questions with respect to the foregoing, please call me at (214) 999-7552.

Sincerely,

/s/ F. Aaron Henry
F. Aaron Henry
General Counsel and Corporate Secretary